222 EAST 41ST STREET • NEW YORK, NEW YORK 10017.6702

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

April 18, 2016

BY EDGAR TRANSMISSION

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re:	Axiall Corporation
Preliminary Proxy Statement filed on Schedule 14A
Filed April 7, 2016
File No. 001-09753

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed February 16 and April 4, 2016
File No. 001-09753

Dear Ms. Long:

Axiall Corporation (the “Company”) has received your letter dated April 15, 2016, containing comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 7, 2016 and soliciting materials filed pursuant to Exchange Act Rule 14a-12 filed on February 16 and April 4, 2016. On behalf of the Company, we have responded to your comments below. On behalf of the Company, this response letter confirms that the Company will revise the disclosures in its Definitive Proxy Statement as set forth below.

1.	The inclusion of valuations in proxy materials is only appropriate and consonant with Exchange Act Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations of the valuation information. Refer to Exchange Act Release No. 16833 (May 23, 1980). With a view towards disclosure, please provide us with support for the statement indicating that the Company “initiated a strategic review of our Building Products business, which is expected to include a sale of that business that the Company believes could generate up to an aggregate of $600 to $700 million of after-tax net proceeds.” (emphasis added)

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES • MADRID

MEXICO CITY • MIAMI • MILAN • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH • SAN DIEGO • SAN FRANCISCO

SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Office of Manufacturing and Construction April 18, 2016 Page 2

This statement is based upon written indications of interest from 18 bidders in the Company’s Building Products sale process, as well as input from the Company’s outside tax advisor. Disclosing detailed support in public materials for the quoted statement could materially impact the amount of net proceeds received in the sale, as the sale is to be effected through a competitive bidding process. However, to explain the basis of the Company’s belief, the Company will add the words “—based on written preliminary bid ranges received to date from interested parties and input from its tax advisors—” before the words “could generate” in the quoted statement ultimately made in the Definitive Proxy Statement.

2.	Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

In its Definitive Proxy Statement, the Company will provide the total amount of expenditures to date related to the cost of soliciting proxies.

3.	We note that proxies may be solicited in person, by mail, telephone or facsimile. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

The Company hereby confirms its understanding of this matter.

4.	Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

The Company hereby confirms that, in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in

Office of Manufacturing and Construction April 18, 2016 Page 3

the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

5.	Please disclose, if true, that each of the nominees has consented to serve as a director of the Company if elected, and that each of the nominees has consented to being named in the proxy statement. See Exchange Rule 14a-4(d).

The Company will include the language below in its Definitive Proxy Statement that each of the nominees has consented to serve as a director of the Company if elected, and that each of the nominees has consented to being named therein:

“Each of these director nominees has consented to being named in this proxy statement and to serve as a director of the Company if elected.”

6.	We note your disclosure to the effect that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting and any adjournment or postponement. As a reminder, please note that if Messrs. Mansfield, Mann, Jr. and Fishbein wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

The Company hereby confirms its understanding of this matter and notes that Messrs. Mansfield, Mann, Jr. and Fishbein will not use the proxies to vote to adjourn the meeting to solicit additional proxies.

7.	We note your statements that Westlake “intends to move forward with its efforts to elect its own hand-picked slate of directors to the Axiall board who would be supportive of Westlake’s proposed transaction and that you are concerned ‘Westlake’s nominees would have inherent conflicts given Westlake’s focus on acquiring Axiall.’” In future filings, please refrain from implying that the Westlake nominees would not act consistently with their fiduciary duties to all security holders, or advise us as to the basis for this statement.

The Company hereby confirms its understanding of this matter.

Office of Manufacturing and Construction April 18, 2016 Page 4

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments on our filings and we would be pleased to discuss these matters with you in greater detail at your convenience.

Sincerely,

/s/ Robert A. Profusek
Robert A. Profusek

cc:	Asia Timmons-Pierce, Staff Attorney, United States Securities and Exchange Commission
Jennifer López, Staff Attorney, United States Securities and Exchange Commission
Daniel S. Fishbein, Vice President and General Counsel, Axiall Corporation
David S. Phillips, Deputy General Counsel and Corporate Secretary, Axiall Corporation